FORM 11-K
                 U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

      For the Fiscal Year Ended December 31, 2000 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      Commission File Number: 0-26993


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       EverTrust Financial Group, Inc.
                    401(k) Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                       EverTrust Financial Group, Inc.
                        2707 Colby Avenue, Suite 600
                          Everett, Washington 98201

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Financial Statements and Exhibits
---------------------------------

(a) Financial Statements

     The EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust become effective as of January 1, 1986. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2000 and 1999.

(b) Exhibit 23 Consent of Independent Auditors


                                Signatures

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    /s/Nancy Elliott
                                    -----------------------------------------
                                    Trustee, EverTrust Financial Group, Inc.
                                    401(k) Profit Sharing Plan and Trust

                                    /s/Nancy Elliott
                               By:  -----------------------------------------

                                    Nancy Elliott
                                    -----------------------------------(name)
                                    Human Resources, Director
                                    -----------------------------------(title)
                                    EverTrust Financial Group, Inc.
                                    -----------------------------------(bank)

Date: June 28, 2001

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                      EVERTRUST FINANCIAL GROUP, INC.
                        401(k) PROFIT SHARING PLAN
                                 AND TRUST
                           FINANCIAL STATEMENTS
                         AND SUPPLEMENTAL SCHEDULE
                        December 31, 2000 and 1999

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                       EVERTRUST FINANCIAL GROUP, INC
                    401(k) PROFIT SHARING PLAN AND TRUST
                            FINANCIAL STATEMENTS
                         AND SUPPLEMENTAL SCHEDULE
                         December 31, 2000 and 1999
------------------------------------------------------------------------------

                                    Index


                                                                       Pages

Independent Auditors' Report............................................ 1

Financial Statements-
 Statements of Net Assets Available for Benefits........................ 2

 Statement of Changes in Net Assets Available for Benefits.............. 3

 Notes to Financial Statements.......................................... 4-7

Supplemental Schedule Required by the Department of Labor -
 Schedule of Assets Held for Investment Purposes........................ 8

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                      [Logo of Sweeney Conrad, P.S.]

                       INDEPENDENT AUDITORS' REPORT
------------------------------------------------------------------------------

                                                              June 14, 2001

To the Board of Directors of
 EverTrust Financial Group, Inc.


We were engaged to audit the financial statements of EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2000 and 1999, and for the year ended December 31, 2000, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                               /s/Sweeney Conrad, P.S.

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                     EVERTRUST FINANCIAL GROUP, INC.
                  401(k) PROFIT SHARING PLAN AND TRUST
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
------------------------------------------------------------------------------

                                                           December 31,
                                                        2000         1999
                                                   --------------------------
Assets:

Investments at fair value (Notes 6, 7 and 8):
  U.S. Bank common and collective trust funds      $ 2,979,261   $         -
  EverTrust Financial Group, Inc. common stock         672,333             -
  Master trust                                            -        3,118,646
                                                   -------------------------
     Total investments at fair value                 3,651,594     3,118,646
                                                   -------------------------
Cash                                                    12,880             -

Receivables:
  Employer contributions                                 7,650            71
  Participant contributions                             13,550           961
  Other receivables                                     12,318             -
                                                   -------------------------
     Total receivables                                  33,518         1,032
                                                   -------------------------
     Net assets available for benefits             $ 3,697,992   $ 3,119,678
                                                   =========================

                              See accompanying notes to financial statements

                       EVERTRUST FINANCIAL GOUP, INC
                      401(k) PROFIT SHARING AND TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        Year ended December 31, 2000
------------------------------------------------------------------------------


Additions to net assets attributed to:
  Investment income (Note 6):
    Net appreciation in fair value of investments:
      U.S. Bank common and collective trust funds               $   124,963
      EverTrust Financial Group, Inc. common stock                  133,106
      Master trust                                                   52,816
                                                                -----------
                                                                    310,885

    Interest income                                                     414
                                                                -----------
      Total investment income                                       311,299

    Employer contributions (net of forfeitures of $6,426)           147,318

    Participant contributions (including $4,246 of rollovers)       366,583
                                                                -----------
      Total additions                                               825,200
                                                                -----------
Deductions from net assets attributed to:
  Benefits paid to participants                                     228,332
  Trustee fees                                                       18,554
                                                                -----------
      Total deductions                                              246,886
                                                                -----------
        Net increase in net assets available for benefits           578,314

Net assets available for benefits:
  Beginning of the year                                           3,119,678
                                                                -----------

  End of the year                                               $ 3,697,992
                                                                ===========

                              See accompanying notes to financial statements

                       EVERTRUST FINANCIAL GROUP, INC
                   401(k) PROFIT SHARING PLAN AND TRUST
                       NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE PLAN

General-

The provisions of the EverTrust Financial Group, Inc. (Company) 401(k) Profit Sharing Plan and Trust (Plan) were effective January 1, 1986. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees of the Company who are age 18 (age 21 prior to January 1, 2000) or older. Employees may begin deferring compensation after ninety days of service (one year of service prior to January 1, 2000) and are eligible for Company matches of the deferred contributions after one year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions-

Participants elect to contribute a certain portion of their compensation, within statutory limits. These contributions are paid to the Plan after each pay period. Participants may also contribute amounts representing distributions from other qualified plans. The Company matches 100% of the first 2% of all eligible employee contributions. Employee contributions in excess of 2% are matched by the Company at 50% of the eligible contributions, up to 6% of the participant's eligible compensation. Employer matching contributions are funded after each pay period.

Participant Accounts-

Individual participant accounts are maintained by Trautmann, Maher & Associates. Each participant's account is credited with the participant's contribution and the Company's matching contribution, and allocations of Plan earnings, and charged with an allocation of trustee fees. Allocations are based on account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments Options-

Upon enrollment in the Plan, participants may direct employee and employer matching contributions in any of the five investments included in the Plan:
U.S. Bank Money Market Fund, U.S. Bank Conservative Fund, U.S. Bank Moderate Fund, U.S. Bank Aggressive Fund, and EverTrust Financial Group, Inc. common stock.

Vesting-

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of credited service in accordance with the following schedule: 20% after two years of service, 40% after three years of service, 60% after four years of service, 80% after five years of service and 100% after six years of service.

Participants become immediately vested in employer contributions upon retirement, death or total and permanent disability.

Forfeitures-

Forfeitures of terminated participants' nonvested employer matching accounts are used to reduce the employer matching contribution. At December 31, 2000 and 1999, unused forfeitures totaled $213 and $2,685, respectively.

Payment of Benefits-

Benefits may be distributed upon retirement, death, disability, or termination of employment. Benefits equal to the value of the participant's vested account may be paid in a lump sum payment or in installments, depending on certain factors as described in the Plan and at the participants' election.

Fees-

Custodial fees are paid by the Plan. Administrative expenses are paid by the Company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are significant accounting policies used by the Plan:

Basis of Accounting-

The financial statements of the Plan are prepared using the accrual method of accounting.

Valuation of Investments-

The Plan's investments are stated at fair value based on quoted market prices of the underlying investments.

Net Appreciation in Fair Value of Investments-

Realized and unrealized gains and losses relative to individual investments are reported in "net appreciation in fair value of investments". Interest and dividends, except from money market accounts, reinvested in individual investments are also reported in this category.

Payment of Benefits-

Benefits are recorded when paid.

NOTE 3 - RELATED-PARTY TRANSACTIONS

U.S. Bank manages the common and collective trust funds of the Plan. U.S. Bank is also the trustee of all of the Plan investments and, therefore, these transactions in the common and collective trust funds qualify as party-in-interest transactions. Fees paid to U.S. Bank by the Plan for the trustee services amounted to $18,554 for the year ended December 31, 2000.

The Plan held 52,732 and 56,186 shares of the Company's stock at December 31, 2000 and 1999, respectively (Notes 6 and 7). During the year ended December 31, 2000, the Plan purchased 21,703 shares of stock in the Company for prices ranging from $9.00 to $12.56 per share and sold 25,157 shares of stock in the Company for prices ranging from $9.53 to $11.44 per share.


NOTE 4 - PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts and the Plan's assets would be distributed to participants.


NOTE 5 - TAX STATUS

The Plan obtained its latest determination letter on March 10, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE 6 - INVESTMENT IN MASTER TRUST

At December 31, 1999 the Plan's assets were maintained in a master trust with the assets of EverTrust Financial Group, Inc. Pension Plan and Trust. Effective June 29, 2000, the assets relating to the EverTrust Financial Group, Inc. Pension Plan and Trust were transferred to a separate U.S. Bank investment account and the trust was dissolved. The fair value of the Plan's interest in the master trust as of June 29, 2000 was based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated fees. Quoted market prices are used to value investments in the master trust. As of June 29, 2000 investment income and fees relating to the master trust were allocated to each plan based on the average balance invested by each plan. At December 31, 1999, the Plan's interest in the net assets of the master trust was approximately 66%.

The following table presents the allocated prorata fair values of those net assets at December 31, 1999. Investments that represent 5% or more of the Plan's net assets are separately identified.

      U.S. Bank Aggressive Fund                             $  571,860
      U.S. Bank Moderate Fund                                1,964,352
      Other U.S. Bank common and collective trust funds         48,832
      EverTrust Financial Group, Inc. common stock             533,602
                                                            ----------
                                                            $3,118,646
                                                            ==========

Net appreciation (depreciation) in fair value of investments for the Plan's share of the master trust for the period from January 1 through June 29, 2000 is as follows:

      U.S. Bank common and collective trust funds         $ (19,707)
      EverTrust Financial Group, Inc. common stock           72,523
                                                          ---------
                                                          $  52,816
                                                          =========


NOTE 7 - INVESTMENTS IN EXCESS OF FIVE PERCENT OF PLAN ASSETS

The following investments represent 5% or more of the Plan's net assets available for benefits:

                                                            December 31,
                                                         2000         1999
                                                     ------------------------
      Cash held in U.S. Bank common and
        collective trust funds (Note 8)              $2,940,760    $        -
      EverTrust Financial Group, Inc. common stock      672,333             -
      Master trust                                            -     3,118,646


NOTE 8 - CHANGE IN TRUSTEE

Effective January 1, 2001, the Plan changed its trustee from U.S. Bank to Security Trust Company. In anticipation of the change, the investments held in the U.S. Bank common and collective trusts were converted to cash during December 2000. During January 2001, all of the Plan's assets were transferred to Security Trust Company and placed in investment options as directed by the participants.

                          SUPPLEMENTAL SCHEDULE
                   REQUIRED BY THE DEPARTMENT OF LABOR

                      EVERTRUST FINANCIAL GROUP, INC
                   401(k) PROFIT SHARING PLAN AND TRUST
                             EIN - 41-6271370
                             PLAN NUMBER - 003
                     ITEM 4i  SCHEDULE H (FORM 5500)
             SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            December 31, 2000
------------------------------------------------------------------------------

(A)      (B)                         (C)                    (D)       (E)
      Identity of         Description of investment
    issue, borrower       including maturity date, rate
    lessor or other       of interest, collateral, par               Current
     similar party             or maturity value            Cost     Value
------------------------------------------------------------------------------

*   U.S. Bank             Cash                             N/A    $2,940,760

    First American Bank   Prime Obligation                 N/A    $   22,753

    First American Bank   International Fund               N/A    $   28,628

*   EverTrust Financial
      Group               Common Stock                     N/A    $  672,333

Exhibit 23


                      CONSENT OF INDEPENDENT AUDITORS


     We consent to the incorporation by reference in the Form 11-K pertaining to the EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust of our report dated June 14, 2001, with respect to the financial statements and supplemental schedule of the EverTrust Financial Group, Inc. 401(k) Profit Sharing Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2000.


/s/Sweeney Conrad, P.S.
------------------------
Sweeney Conrad, P.S.
Bellevue, Washington
June 28, 2001

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